Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
Balance Sheet
                March 31, 2005
(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,915
Receivables:
Customers	165,624
Associated companies	146,967
Other	5,115
Notes receivable from associated companies	-
Material and supplies	217
Prepayments and other	9,200
333,038

PROPERTY, PLANT AND EQUIPMENT:
In service	16,158
Less: Accumulated provision for depreciation	5,358
10,800
Construction work in progress	1,001
11,801

INVESTMENTS:
Other	191,921
191,921

DEFERRED CHARGES:
Goodwill	24,248
Accumulated deferred income taxes	33,099
Other	137,386
194,733

TOTAL ASSETS	$731,493

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Notes payable to associated companies	$176,069
Accounts payable
Other	92,148
Associated companies	158,239
Accrued taxes	49,354
Accrued interest	-
Other	9,551
485,361

CAPITALIZATION:
Common stockholder’s equity	232,790
Long-term debt	-
232,790

DEFERRED CREDITS:
Retirement benefits	9,977
Other	3,365
13,342

TOTAL LIABILITIES & CAPITALIZATION	$731,493

Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
          Statement of Operations
(Unaudited)

Three Months
Ended
March 31, 2005

REVENUES	$963,363

EXPENSES:

Fuel, purchased power and gas	866,972
Other operating expenses	40,940
Provision for depreciation and amortization	415
General taxes	2,971
Total expenses	911,298

EQUITY IN SUBSIDIARY EARNINGS	26,217

INCOME BEFORE INTEREST & INCOME TAXES	78,282

NET INTEREST CHARGES:

Interest expenses	1,302
Capitalized interest	(12)
Net interest charges	1,290

INCOME TAXES	20,967

DISCONTINUED OPERATIONS	6,109

NET INCOME	$62,134